Exhibit 10.8(e)

EXPRESSJET HOLDINGS, INC.
2007 LONG TERM INCENTIVE PROGRAM

The Human Resources Committee of the Board of Directors of ExpressJet Holdings, Inc. (the "Company"), a Delaware corporation, hereby establishes and adopts the following 2007 Long Term Incentive Program (the "Program").

1. PURPOSE OF THE PROGRAM

1.1   The purpose of the Program is to assist the Company and its Subsidiaries in attracting and retaining selected individuals to serve as employees, consultants and/or advisors of the Company and its Subsidiaries who are expected to contribute to the Company's success, and to achieve long-term objectives that will inure to the benefit of all stockholders of the Company through the additional incentives inherent in the Awards hereunder. The Program and Awards hereunder are adopted under, and shall be subject to the terms of, the 2007 Stock Incentive Plan (the "Plan"), including the limitations on the maximum value of Awards contained therein. All capitalized terms that are not otherwise defined herein shall have the meaning established in the Plan.

2. DEFINITIONS

2.1   "*Aggregate Payout Percentage*" shall mean the level attained with respect to the Company's Total Stockholder Return and Market Value per Share as determined by reference to Section 6.1.

2.2   "*Aggregate Payout Value*" shall mean the total dollar amount to be distributed to Participants as determined by the Aggregate Payout Percentage attained at the end of the Performance Period multiplied by EBITDA.

2.3   "*Award*" means a Participant's opportunity to earn an Individual Payout Amount for the Performance Period upon satisfaction of the terms and conditions of the Program. Awards hereunder shall constitute Performance Awards under the Plan and are denominated in Performance Units.

2.4   "*Cause*" shall mean the occurrence of any one or more of the following: (a) Participant's willful and continued failure to attempt in good faith to perform the duties of his position (other than as a result of incapacity due to physical or mental illness or injury; (b) Participant's material gross negligence or willful malfeasance in the performance of Participant's duties; (c) with respect to the Company, Participant's commission of an act constituting fraud, embezzlement, or any other act constituting a felony; or (d) Participant's commission of any act constituting a felony (other than a speeding violation or by virtue of vicarious liability) which has or is likely to have a material adverse economic or reputational impact on the Company.

2.5   "*Disability*" shall mean that a Participant is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continued period of not less than 12 months, or (ii) receiving income replacement benefits for a period of not less than three months under a Company accident and health plan on account of disability. The Committee shall determine whether the circumstances presented by the Participant constitute a Disability.

2.6   "*EBITDA*" means the aggregate earnings of the Company and its Subsidiaries during the Performance Period, determined prior to the charges, costs, and expenses associated with interest, income taxes, depreciation, and amortization.   EBITDA shall be determined based on the regularly prepared and publicly available statements of operations of the Company prepared in accordance with GAAP (and if necessary to determine certain items, based on Form 41 data filed by such company with the Department of Transportation); provided, however, that EBITDA shall be adjusted to exclude (i) write-offs of assets (including aircraft and associated parts), (ii) one-time gains or losses from the disposal of assets, (iii) any other item of gain, loss, or expense determined to be extraordinary or unusual in nature or infrequent in occurrence, and (iv) the Aggregate Payout Value earned during the Performance Period, in each case under clauses (i), (ii) and (iii) as determined by the Committee in accordance with GAAP.

2.7   "*GAAP*" means United States generally accepted accounting principles, consistently applied.

2.8   "*Good Reason*" shall mean the occurrence of any one or more of the following: (a) a material reduction in the Participant's base salary; (b) a material reduction in benefits without substitution of benefits that are substantially comparable in the aggregate or that is not applicable to employees generally; (c) any change in the Participant's duties or responsibilities that results in the Participant not having duties and responsibilities substantially equivalent to or greater than those the Participant had immediately prior to such change; or (d) the permanent relocation of a Participant's principal place of employment with the Company to a location that is more than 40 miles from such Participant's prior principal place of employment. However, any change in the Participant's duties and responsibilities that is required by applicable law or governmental regulation shall not constitute Good Reason.

2.9   "*Individual Payout Amount*" shall mean the amount a Participant will receive in cash at the end of the Performance Period equal to the product of (1) EBITDA; (2) the Aggregate Payout Percentage achieved; and (3) the Participant's Payout Percentage.

2.10   "*Industry Group*" means, with respect to the Performance Period, the companies determined in accordance with the provisions of Section 5 for the Performance Period.

2.11   "*Market Value per Share*" means the average closing sales price of shares of a company for the 20 trading days immediately preceding the relevant measurement date in the principal securities market in which such shares are then traded.

2.12   "*Overall Ranking*" shall mean the level achieved, if any, of Number 1 Ranking, Number 2 Ranking, Number 3 Ranking or Number 4 Ranking with respect to the Performance Matrix in Section 6.1.

2.13   "*Number 1 Ranking*" shall mean the Company achieved a Total Stockholder Return higher than all other companies in the Industry Group for the Performance Period.

2.14   "*Number 2 Ranking*" shall mean that the Company achieved a Total Stockholder Return higher than all but one company in the Industry Group for the Performance Period.

2.15   "*Number 3 Ranking*" shall mean that the Company achieved a Total Stockholder Return higher than all but two companies in the Industry Group for the Performance Period.

2.16   "*Number 4 Ranking*" shall mean that the Company achieved a Total Stockholder Return higher than all but three companies in the Industry Group for the Performance Period.

2.17   "*Participant*" shall mean an Employee who is selected by the Committee to receive an Award under the Program.

2.18   "*Payout Percentage*" shall mean that percentage of Performance Units held by a Participant determined with respect to the total number of Performance Units outstanding under the Program at the end of the Performance Period.

2.19   "*Performance Matrix*" shall mean the table in Section 6.1 providing the range of percentages used to determine the Aggregate Payout Percentage attained for the Performance Period by reference to the Overall Ranking and the Company's Market Value per Share.

2.20   "*Performance Period*" shall mean the thirty-six month period commencing January 1, 2008 and concluding December 31, 2010.

2.21   "*Performance Unit*" shall mean those units of measurement used to determine the value of Awards granted under the Program and used with respect to the Aggregate Payout Value to determine a Participant's payout at the end of the Performance Period.

2.22   "*Total Stockholder Return*" shall mean the percentage change in the value of a company's Market Value per Share for the Performance Period determined by taking the sum of (1) the change in share price and (2) the reinvestment on a quarterly basis of any dividends paid on such shares.

3.   PERFORMANCE UNITS SUBJECT TO THE PROGRAM

3.1   *Number of Performance Units*.

(a)   A total of 5,333,169 Performance Units shall be authorized for issuance under the Program.

(b)   If any Performance Units subject to an Award are forfeited, expire or otherwise terminate without payment, such Performance Units shall, to the extent of such forfeiture, expiration or termination, again be available for issuance under the Program.

4.   ELIGIBILITY AND ADMINISTRATION

4.1   *Eligibility*. Any Employee shall be eligible to be selected as a Participant.

4.2   *Award Notices*. The Company shall provide an Award Notice to each Participant with respect to the Performance Period within 30 days after such Employee becomes such a Participant; provided, however, Participants designated on or prior to the effective date of the Performance Period shall be provided Award Notices on or before March 31, 2008. Each Award Notice shall specify (a) the Performance Period, (b) the potential Aggregate Payout Percentages applicable to such Award, (c) the Participant's total number of Performance Units and (4) the percentage of Performance Units represented by such Award at the date of the grant.

4.3   *Administration.*

(a)   The Program shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Program and subject to such orders or resolutions not inconsistent with the provisions of the Program as may from time to time be adopted by the Board, to: (i) select the Employees to whom Awards may from time to time be granted hereunder; (ii) determine the number of Performance Units to be covered by each Award granted hereunder; (iii) interpret and administer the Program and any instrument or agreement entered into under or in connection with the Program, including any Award Agreement; (iv) correct any defect, supply any omission or reconcile any inconsistency in the Program or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (v) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Program; (vi) make determinations as to EBITDA, the Company's Market Value per Share, the Company's Total Stockholder Return, and the Total Stockholder Return for each company in the Industry Group; (vii) make determinations as to which, if any, Aggregate Payout Percentage for the Performance Period was satisfied; (viii) to certify in writing, prior to the payment of any amount under the Program, the Aggregate Payout Percentage, the Company's Total Stockholder Return, the Company's Overall Ranking and EBITDA; (ix) to determine whether to cancel and replace Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Program.

(b)   Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings.

5.   INDUSTRY GROUP

5.1   *Initial Designation.* The Industry Group shall consist of AirTran Holdings, Inc., Alaska Air Group, Inc., Frontier Airlines Holdings, Inc., JetBlue Airways Corp., Mesa Air Group, Inc., Pinnacle Airlines Corp., Republic Airways Holdings Corp., SkyWest, Inc., Southwest Airlines Co. and US Airways Group, Inc.; provided, however, that (a) within 90 days after the beginning of the Performance Period, the Committee may in its discretion add any United States certificated scheduled air carrier to, or remove any such company from, the Industry Group for the Performance Period and (b) the Industry Group for the Performance Period shall be subject to adjustment as provided in Section 5.2.

5.2   *Adjustments to the Industry Group During a Performance Period.* Except as provided in clause (a) of the proviso to Section 5.1, no company shall be added to, or removed from, the Industry Group during the Performance Period; provided, however, that a company shall be removed from the Industry Group for the Performance Period if (a) during such period, (i) such company ceases to maintain publicly available statements of operations prepared in accordance with GAAP, (ii) such company is not the surviving entity in any merger, consolidation, or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of such company), (iii) such company sells, leases, or exchanges all or substantially all of its assets to any other person or entity (other than a previously wholly owned subsidiary of such company), or (iv) such company is dissolved and liquidated, or (b) more than 20% of such company's revenues (determined on a consolidated basis based on the regularly prepared and publicly available statements of operations of such company prepared in accordance with GAAP) for any fiscal year of such company that ends during such Performance Period are attributable to the operation of businesses other than such company's airline business and such company does not provide publicly available statements of operations with respect to its airline business that are separate from the statements of operations provided with respect to its other businesses.

6.   AWARD PAYMENTS

6.1   *Determinations and Certification by the Committee.* As soon as administratively feasible after the end of the Performance Period, the Committee shall determine (a) the Total Stockholder Return for each company in the Industry Group, (b) the Total Stockholder Return for the Company, (c) whether the Company achieved a Number 1 Ranking, a Number 2 Ranking, a Number 3 Ranking or a Number 4 Ranking for the Performance Period, and (d) the Company's Market Value per Share. The Committee will then apply such determinations of Overall Ranking and the Company's Market Value per Share to the Performance Matrix and determine the Aggregate Payout Percentage for the Performance Period. Finally, the Committee will determine the Aggregate Payout Value by taking the product of (1) the Aggregate Payout Percentage and (2) EBITDA. All determinations under this Section 6.1 shall be certified by the Committee in writing and delivered to the Secretary of the Company. For purposes of the preceding sentence, approved minutes of the Committee meeting in which the certification is made shall be treated as a written certification.

PERFORMANCE MATRIX

Company's Market Value per Share	Rank of Total Stockholder Return Compared to Industry Group			
	1	**2**	**3**	**4**
$14	22.50%	15.00%	11.25%	7.50%
$13	21.75%	14.50%	10.88%	7.25%
$12	21.00%	14.00%	10.50%	7.00%
$11	20.25%	13.50%	10.13%	6.75%
$10	19.50%	13.00%	9.75%	6.50%
$9	18.75%	12.50%	9.38%	6.25%
$8	18.00%	12.00%	9.00%	6.00%
$7	17.25%	11.50%	8.63%	5.75%
$6	16.50%	11.00%	8.25%	5.50%
$5	15.75%	10.50%	7.88%	5.25%
$4	15.00%	10.00%	7.50%	5.00%
$2.66	14.25%	9.50%	7.13%	4.75%

6.2   *Eligibility for Payment and Calculation of Awards.* Upon the Committee's written certification in accordance with Section 6.1 that an Aggregate Payout Percentage has been attained based on the Performance Matrix and any other material terms relating to the payment of an Award have been satisfied, each Participant who has received an Award with respect to the Performance Period and who has remained continuously employed by the Company from the date he or she received such Award until the last day of the Performance Period shall be entitled to receive his or her Individual Payout Amount. Except as provided in Section 6.3, Section 6.4 and Section 6.5, if a Participant's employment with the Company terminates for any reason whatsoever prior to the last day of the Performance Period, then such Participant shall not be entitled to receive any payment under the Program with respect to his or her Award, unless otherwise determined by the Committee. Payment of the amount to which a Participant becomes entitled pursuant to this Section 6.2 shall be made by the Company within five business days after the Committee's written certification of the satisfaction of an Aggregate Payout Percentage.

6.3   *Death or Disability.* Except as provided in Section 6.4, if during the Performance Period a Participant dies or suffers a Disability, then such Participant or his or her estate will continue to hold such Performance Units and shall receive the appropriate Individual Payout Amount at the conclusion of the Performance Period in accordance with Section 6.1.

6.4   *Change in Control.* In the event of a Change in Control of the Company during the Performance Period, the Performance Period shall end on the date such Change in Control is consummated and all payouts will be distributed to Participants in accordance with Section 6.6. In the event of a Change in Control during the Performance Period, the EBITDA used for purposes of calculating the Aggregate Payout Value for the Performance Period shall equal the sum of (i) the EBITDA for any fiscal year in the Performance Period that has been completed, and (ii) the budgeted EBITDA for the Company for the fiscal year in which the Change in Control is consummated. In the event of a Change in Control, both Market Value per Share and Total Stockholder Return for the Company and each company included in the Industry Group will be determined using the date such Change in Control is consummated as the final day of the Performance Period.

6.5   *Termination of Employment.* Upon termination without Cause or termination by the Participant for Good Reason, the Participant will vest in the award on a pro-rata basis from the beginning of the Performance Period through the termination date based on performance through the end of the Performance Period.

6.6   *Payment of Awards.* All payments to be made under the Program to a Participant with respect to an Award shall be paid in a single lump sum payment (unless otherwise specified in an Award Notice), which payment shall be in cash. Payments made pursuant to any Award, if any, shall be made as soon as reasonably practicable after the conclusion of the Performance Period, but in no event shall such payment be made later than seventy-five days following the completion of the Performance Period.

7. MISCELLANEOUS

7.1. *Amendment and Termination of the Program*. The Committee may, from time to time, alter, amend, suspend or terminate the Program as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including the rules and regulations of the principal securities market on which the Shares are traded; <u>provided</u> that the Committee may not amend the Program in any manner that would result in noncompliance with Rule 16b-3 of the Exchange Act. In addition, no amendments to, or termination of, the Program shall in any way impair the rights of a Participant under any Award previously granted without such Participant's consent.

7.2 *Construction*. As used in the Program, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation*."

7.3 *Effective Date of Program; Termination of Program*. The Program shall be effective on the date of the approval of the Program by the Committee. Awards may be granted under the Program at any time and from time to time prior to end of the Performance Period, on which date the Program will expire and all Awards outstanding under the Program will be determined pursuant to Section 6 of the Program.

7.4 *Captions*. The captions in the Program are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.